GABAR PRODUCTS LLC

FINANCIAL STATEMENT FOR THE YEAR ENDED

DECEMBER 31, 2021

GABAR PRODUCTS LLC

Contents

GABAR PRODUCTS LLC

BALANCE SHEET
AS ON 31st DECEMBER, 2021

	Notes	Amounts In	2021	2020
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	2	$	692.49	1,219.14
Accounts receivable, net				
Inventory Asset	3		72,064.97	-
Loans receivable - related party				
Other Current Assets	4		192.41	-
TOTAL CURRENT ASSETS			**72,949.87**	**1,219.14**
PROPERTY AND EQUIPMENT				
Property and equipment, net			-	-
OTHER ASSETS				
Intangible assets, net			-	-
			-	-
TOTAL ASSETS		$	**72,949.87**	**1,219.14**
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable		$	-	-
Other Current Liabilities	5		60,000.00	-
Credit cards payable			-	-
Accrued expenses			-	-
Sales tax payable			-	-
Deferred revenue			-	-
TOTAL CURRENT LIABILITIES			**60,000.00**	**-**
TOTAL LIABILITIES			**60,000.00**	**-**
SHAREHOLDERS' EQUITY				
Partners Contribution	6		1,18,472.53	21,670.22
Partners Drawings			510.06	-
Profit & Loss Account	7		(1,06,924.08)	(20,451.08)
TOTAL SHAREHOLDERS' EQUITY			**12,058.51**	**1,219.14**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	**72,058.51**	**1,219.14**

GABAR PRODUCTS LLC

PROFIT & LOSS ACCOUNT
PERIOD ENDED 31ST DECEMBER, 2021

	Amounts In	2021	2020
Revenues	$	20,818.26	
Cost of goods sold		10,849.13	1.04
GROSS PROFIT		**9,969.13**	**(1.04)**
Operating Expenses		96,299.10	20,450.04
NET OPERATING LOSS		**(86,329.97)**	**(20,451.08)**
Other income and expenses		-	-
TOTAL OTHER INCOME/(EXPENSE)		**-**	**-**
NET INCOME (LOSS)	$	**(86,329.97)**	**(20,451.08)**
Other comprehensive income/loss		143.03	-
TOTAL COMPREHENSIVE LOSS	$	**(86,473.00)**	**(20,451.08)**

GABAR PRODUCTS LLC

DETAILED PROFIT & LOSS ACCOUNT
PERIOD ENDED 31ST DECEMBER, 2021

	Amounts In	2021	2020
REVENUES	$	20,818.26	
COST OF GOODS SOLD		10,849.13	1.04
GROSS PROFIT		**9,969.13**	**(1.04)**
OPERATING EXPENSES			
Interest Paid		260.00	
Advertising & Marketing		38,517.48	
Bank Charges & Fees		4,567.15	145.20
Contractors		28,282.55	14,378.08
Legal & Professional Services		1,936.47	3,888.08
Meals & Entertainment		3,282.26	40.00
Office Supplies & Software		6,118.25	113.04
Other Business Expenses		50.63	
Payroll Expenses		2,000.00	
Research/Development		889.01	1,186.79
Shipping, Freight & Delivery		3,914.44	678.04
Shopify Fees		725.90	
Taxes & Licenses		507.50	
Travel		5,447.46	20.81
TOTAL OPERATING EXPENSES		**96,299.10**	**20,450.04**
NET OPERATING LOSS		**(86329.97)**	**(20,451.08)**
OTHER INCOME/(EXPENSE)		-	-
TOTAL OTHER INCOME/(EXPENSE)		**-**	**-**
NET INCOME (LOSS)	$	**(86,329.97)**	**(20,451.08)**
OTHER COMPREHENSIVE INCOME/(LOSS)			
Unrealized Gain or Loss		-	-
Exchange Gain or Loss		143.03	-
TOTAL COMPREHENSIVE LOSS	$	**(86,473.00)**	**(20,451.08)**

GABAR PRODUCTS LLC

Statement of Cash Flows
PERIOD ENDED 31ST DECEMBER, 2021

	Amounts In	2021	2020
OPERATING ACTIVITIES	$	-86,473.00	-20,451.08
Net Income			
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable (A/R) - GBP		-2,495.97	
Inventory Asset		-69,569.00	
Shopify Carried Balances		-192.41	
Shopify Clearing Account		0.00	
Accounts Payable (A/P) - GBP		0.00	
Loan from Phway & Family		30,000.00	
Loan from Susan & Family		30,000.00	
Shopify Loan		891.36	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**11,366.02**	**-20,451.08**
Net cash provided by operating activities		**97,839.02**	**20,451.08**
FINANCING ACTIVITIES			
Opening Balance Equity		0.00	
Partner Contributions- Phway Aye		56,506.81	13,670.22
Partner Contributions- Susan		40,295.50	8000.00
Partners Drawings- Phway Aye		510.06	
Net cash provided by financing activities	$	**97,312.37**	**21670.22**
Net cash increase for period		526.65	1219.14
Cash at beginning of period		1,219.14	
Cash at end of period	$	**692.49**	**1219.14**

GABAR PRODUCTS LLC

NOTES TO FINANCIAL ACCOUNTS
DECEMBER 31, 2021

1. Summary of Significant Accounting Policies

1.1 The Company

The financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (March 11, 2019) through December 31, 2021

Gabar Products LLC. was incorporated in the State of New York on March 11, 2019.

Gabar Products LLC is a company in the business of selling fragrance and beauty products, through direct-to-consumer e-commerce and offline retail. It currently operates in the US, UK & Europe.

1.2 Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The financial statements include the accounts of Gabar Products Llc as on 31st December, 2021. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.3 Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

1.4 Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company has recorded $692.49 as an allowance for doubtful accounts.

1.5 Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory related to finished goods was $2495.97.

GABAR PRODUCTS LLC

Summary of Significant Accounting Policies (continued)

1.6 Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical

assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the

marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1.7 Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $20,818.26 in revenue from January1, 2021 through December 31, 2021.

1.8 Warranty Reserve

The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

1.9 Advertising Expenses

The Company expenses advertising costs as they are incurred. It is recorded as $38,517.48 for the period January1, 2021 to December 31,2021.

1.10 Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $899.01 for the year ending December 31, 2021.

1.11 Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Gains or losses resulting from foreign currency transactions are included in results of operations.

GABAR PRODUCTS LLC

Summary of Significant Accounting Policies (continued)

1.12 Commitments & contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

1.13 Loan Payable

The Company owes loan valued at $ 60,891.36 as of December 31, 2021. Interest paid amounted to $260. There are no minimum monthly payments and no maturity date.

	Amounts In	2021	2020
2. Cash In Hand			
Checking (7590)	$	692.49	1,219.14
R&D		-	-
	$	**692.49**	**1,219.14**
3. Inventory			
Inventory Asset		69,569.00	-
	$	**69,569.00**	**-**
4. Other Current Assets			
Shopify Clearing Account		-	-
		-	-
5. Other Current Liabilities **Loan**			
Loan from Phway & Family		30,000.00	-
Loan from Susan & Family		30,000.00	-
	$	**60,000.00**	**-**
6. Partner's capital account			
Partner Contributions- Phway Aye		70,177.03	13,670.22
Partner Contributions- Susan		48,295.50	8,000.00
	$	**1,18,472.53**	**21,670.22**

GABAR PRODUCTS LLC

7 **<u>Appropriation of Profit and Loss Account</u>**

At the start of the financial year		(20,451.08)	-
Profit/ (Loss) for the financial year		(86,473.00)	(20,451.08)
At the end of the financial year	$	**(1,06,924.08)**	**(20,451.08)**